Meiwu Technology Company Limited

1602, Building C, Shenye Century Industrial Center

No. 743 Zhoushi Road, Hangcheng Street,

Bao’an District,

Shenzhen, People’s Republic of China

November 18, 2024

VIA EDGAR

Aliya Ishmukhamedova

Jan Woo

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Meiwu Technology Company Limited
Registration Statement on Form F-1
Filed October 25, 2024
File No. 333-282379

Ladies and Gentlemen:

Meiwu Technology Company Limited (“we” or the “Company”) is hereby providing responses to comments of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) issued on November 7, 2024 regarding the Company’s Amendment No. 1 to Registration Statement on Form F-1 that was filed with the Commission on October 25, 2024 (the “Staff’s Letter”).

Amendment No. 1 to Registration Statement on Form F-1

Cover Page

1.	Please revise the cover page and the Plan of Distribution to indicate the price at which Changbin Xia, the Chairman of the company, will offer the 30 million ordinary shares for resale. We note your disclosure that Mr. Xia will sell the ordinary shares on behalf of the company as well as himself. Clarify whether Mr. Xia will simultaneously offer and sell the shares by the company and the shares he holds in his personal capacity. If so, disclose any conflicts of interest.

RESPONSE: In response to the Staff’s comment, we respectfully revised on the cover page and the Plan of Distribution to disclose that the Chairman may sell his shares at prevailing market prices or privately negotiated prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale or at negotiated prices. In addition, Mr. Xia will enter into a certain lock-up agreement with the Company on the effective date of the registration statement, pursuant to which, he will not sell his shares for a period of 180 days following the effective date. Therefore, Mr. Xia will not simultaneously offer and sell the shares by the Company and the shares he holds in his personal capacity. He will begin selling his shares after the closing of the Company’s primary offering. As a result, we believe there will not be a conflict of interest. We revised on the Cover Page and the Plan of Distribution accordingly to disclose this.

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If you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing please don’t hesitate to contact us.

Sincerely,

Meiwu Technology Company Limited

By:	/s/ Changbin Xia
Name:	Changbin Xia
Title:	Chairman